

OFFERING MEMORANDUM

facilitated by



Hendersonville Toy Company LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Hendersonville Toy Company LLC
State of Organization	NC
Date of Formation	01/01/2022
Entity Type	Limited Liability Company
Street Address	140 4th Ave W Ste 100, Hendersonville NC, 28792
Website Address	https://www.facebook.com/HVLToyCompany

(B) Directors and Officers of the Company

Key Person	Lyndsey Simpson
Position with the Company Title First Year	 CEO 2022
Other business experience (last three years)	**Owner** (*LS Creative, 07/16 - Present*) — Graphic Design studio specializing in branding and print design. Serves as CEO and Creative Director. **Owner** (*Paper Clutz Co., 01/22 - Present*) — Stationery & greeting card company. Serves as CEO, sales and product designer.

Key Person	Anthony Simpson
Position with the Company Title First Year	 General Manager 2022
Other business experience (last three years)	• **Department Supervisor** (*The Home Depot, 07/16 - 04/22*) — Home improvement store. Managed several departments including hardware, paint and specialties. Handled customer service, merchandising and employee management.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Lyndsey Simpson	51%
Anthony Simpson	49%

(D) The Company's Business and Business Plan

The Space

Hendersonville Toy Company will begin as a serious of pop-ups shops throughout Hendersonville, NC. Our permanent location will feature a retail shop offering unique and specialty toys, books and other products and an event rental space for small gatherings. The permanent location is located within Downtown Hendersonville, NC in the Historic Seventh Avenue District at 317 7th Avenue East.

- The Historic Seventh Avenue District has a rich history of commerce within the community. 317 N Main St., Hendersonville Toy Company's soon-to-be permanent location was built around 1922 and started as a meat shop. Over the years, the location has been everything from a garage to a thrift store.
- The permanent location will include approximately 1000 square feet of retail space, 1000 square feet of event rental space, 500 square feet of storage/breakroom area and 1000 square feet of rentable office space. that will be occupied by LS Creative, owned by Lyndsey Simpson.
- Hendersonville Toy Company will operate five days a week to start with a plan to expand hours to six or seven days a week, depending on demand. Hours will be Wednesday through Saturday, from 10am to 6pm and Sunday from 11am to 5pm.
- The recently renovated space has been brought back to life and features 16 foot ceilings with large wooden beams, concrete floors, exposed brick walls and large windows at the front.

Target Market

Hendersonville Toy Company has identified three target segments - family tourism, local parents & grandparents and the homeschool community. Location/proximity and purchase intention are the largest determining factors between the segments.

- Family Tourism: This market segment's largest determining factor is location/proximity and will be the largest of the market segments. For a majority of this market segment, they are visiting from out of town. Their proximity will most likely be from out of state, but they could reside in the greater Western North Carolina area. Their purchase intention would be a souvenir from their travels or something for the children to do while in town. This market segment will be most active during the summer and fall months.
- Local Parents & Grandparents: This market segment's largest determining factor is purchase intention and will be the second largest of the market segments. Their purchase intention would be gifts for their children and grandchildren. They will also make purchases as gifts for their extended family and friends. Their proximity will be local - Hendersonville & Henderson County. While this market segment will purchase year-round, Hendersonville Toy Company anticipate the most activity during the fall and winter months leading up to the holidays.
- Homeschool Community: This market segment's largest determining factor is purchase intention and will be the third largest of the market segments. Their purchase intention would be for educational items, including flash cards, books, toys & games, to be used for teaching lessons to children. They may also make purchases as gifts. Their proximity will be local - Hendersonville & Henderson County. While this market segment will purchase year-round, Hendersonville Toy Company anticipates the most activity just prior to school starting.

Our Mission

Hendersonville Toy Company's mission is to provide a fun and exciting environment for children and their families to shop a wide variety of unique toys, games, books and more. The store's overall experience will bring joy to both the young and young-at-heart.

- Support our Community. Hendersonville Toy Company will focus our efforts on the youth in our community to help grow their creativity and learning through our products and support local, youth-based organizations through sponsorships and additional opportunities, where available.
- A Great Experience. Hendersonville Toy Company will provide a top notch customer service experience by supporting staff with training, a living wage and other benefits.
- Something for Everyone. Hendersonville Toy Company wants to ensure if a child comes into the store with a small allowance, they will be able to find something to purchase with it.

The Team

Lyndsey Simpson, CEO/Chief Idea Wizard

Lyndsey is co-owner of Hendersonville Toy Company. She brings invaluable design and marketing skills to the organization through her career of over 10 years in graphic design and advertising. Lyndsey currently owns LS Creative, a successful graphic design studio specializing in branding and print design. She also is the owner of Paper Clutz Co., the stationery & greeting card company that will have a retail space within Hendersonville Toy Company. Her main responsibilities will be purchasing, market research, advertising, human resources and business development.

Anthony Simpson, General Manager/Chief Mischief Maker

Anthony is co-owner of Hendersonville Toy Company. He brings a wealth of experience to the organization that will assist in its retail success. Anthony's skills have been gained through a lifetime of working in retail sales, but were honed during his time serving as a Department Supervisor at The Home Depot. Through this position, he learned merchandising, inventory management, employee management, effective security measures, conflict resolution and essential customer service practices. Furthermore, working for a large retail establishment, gave Anthony a firsthand look on how to best streamline procedures geared for growth and set realistic sales goals based on past performance and local trends.

Cole Simpson, Product Tester/Master of Fun

Hendersonville Toy Company is truly a family business built for families. With that in mind, Lyndsey and Tony Simpson had to include their ten-year-old son in the team. When he's not attending school or playing video games with his friends, Cole will serve as unofficial product tester and master of fun.

What will Hendersonville Toy Company offer?

Hendersonville Toy Company will offer a variety of books and specialty toys, with an emphasis on environmentally friendly/sustainably-made toys and small lines from women-owned & minority-owned creators.

- BOOKS: Board Books - Picture Books - Graphic Novels - Short Chapter Books - Puzzle Books - Dual Language Books
- TOYS: STEM - Building/Construction Toys - Educational Toys - Nostalgic Toys - Wind-up & Fidget Toys - Finger Puppets & Stuffed Animals - Outdoor & Water Play
- NOVELTY: Candy - Specialty Snack Items - Children's First Aid Items
- ARTS & CRAFTS: Craft Kits - Painting & Drawing - Dress-up & Imaginative Play
- PUZZLES & GAMES: Card Games - Board Games - Jigsaw Puzzles - Flash Cards

More Than Your Average Toy Store

Hendersonville Toy Company is more than your average toy store. Our retail store offers a variety of toys, adult & youth games, a wide selection of books and stationery items. Our event rental space is ideal for kids' birthday parties, baby showers, homeschool groups and small meetings. We plan to host pop-up shops throughout town while we continue efforts to open up our permanent location in Downtown Hendersonville, NC's Historic Seventh Avenue District.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	Marm̀ cp06, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$23,312	$25,000
Furniture & Equipment	$0	$25,000
Space Build	$0	$43,250
Mainvest Compensation	$1,688	$6,750
TOTAL	$25,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 8.0%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.12%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 8.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	2.0%
$43,750	3.5%
$62,500	5.0%
$81,250	6.5%
$100,000	8.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Lyndsey Simpson	51%
Anthony Simpson	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Hendersonville Toy Company was established in January 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Hendersonville Toy Company forecasts the following milestones:

- Secure lease in [Hendersonville, NC] by [September 2022].

- Open an online store by [December 2022].

- Hire for the following positions by [March 2023]: [Part-time Sales Associate]

- Hire for the following positions by [June 2023]: [Part-time Sales Associate]

- Hire for the following positions by [December 2023]: [Assistant Store Manager]

- Hire for the following positions by [December 2024]: [Full-time Sales Associate]

- Achieve [$451,071] revenue per year by [Year 5].

- Achieve [$32,505] net profit per year by [Year 5].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hendersonville Toy Company's fundraising. However, Hendersonville Toy Company may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -

year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$331,248	$369,176	$395,266	$422,238	$451,071
Cost of Goods Sold	$150,000	$160,500	$171,735	$183,756	$196,618
Gross Profit	$181,248	$208,676	$223,531	$238,482	$254,453
EXPENSES					
Rent	$18,746	$66,849	$69,523	$72,303	$75,195
Payroll	$63,547	$65,135	$66,763	$68,432	$70,142
Sales/Marketing & Other Expenses	$14,153	$14,506	$14,868	$15,239	$15,619
Utilities	$3,600	$3,690	$3,782	$3,876	$3,972
Insurance	$1,700	$1,742	$1,785	$1,829	$1,874
Operating Profit	$79,502	$56,754	$66,810	$76,803	$87,651

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V